BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Mr. Mark P. Shuman
Branch Chief - Legal

April 1, 2014

Re:	GrubHub Inc.
Registration Statement Filed on Form S-1
Registration No. 333-194219

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise that between March 24, 2014 and the date hereof the number of Preliminary Prospectuses dated March 24, 2014, which were furnished to 7 prospective underwriters and distributed to underwriters, institutional investors, individuals, dealers, brokers and others, was approximately 4,226.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m., Eastern time, on April 3, 2014 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

MORGAN STANLEY & Co. LLC

As Representatives of the several Underwriters

By: CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Israel Halpert
Name:	Israel Halpert
Title:	Vice President

[Signature Page to Underwriters’ Acceleration Request]

By: MORGAN STANLEY & Co. LLC

By:	/s/ Ken Pott
Name:	Ken Pott
Title:	Managing Director

By:	/s/ Jon Redmond
Name:	Jon Redmond
Title:	Executive Director

[Signature Page to Underwriters’ Acceleration Request]